EXHIBIT B

March 23, 2004

Richard Mager
Managing Director
Cove Partners LLC (as Advisors to certain of the Shareholders of Workflow Management, Inc.)
12230 El Camino Real
Suite 220
San Diego, California 92130-2090

      Re:   Proposed Credit Facilities

Dear Richard:

Based on our recent discussions, we are pleased to advise you that (1) Bank of America, N.A. ("Bank") is offering a proposal to arrange a new credit facility of approximately $115,000,000 (the "Proposed Senior Credit Facility") for Workflow Management, Inc. ("Borrower"), and Banc of America Securities LLC ("BAS") is offering a proposal to syndicate the Proposed Senior Credit Facility, and (2) Silver Point Finance, LLC ("Silver Point") is offering a proposal to arrange a term loan facility of up to $60,000,000 (the "Proposed Term Loan B Facility") for the Borrower. The Proposed Senior Credit Facility and Proposed Term Loan B Facility (collectively, the "Proposed Facilities") are offered on the terms and conditions, and for the purposes, described in the term sheets attached as Exhibit A and Exhibit B, respectively (collectively, the "Term Sheets"). The Term Sheets are not intended to be inclusive of all of the terms and conditions which Bank, BAS or Silver Point may determine to be necessary or appropriate in connection with their respective Proposed Facilities, nor any other credit facility that may be offered by Bank, BAS or Silver Point.

Bank, BAS and Silver Point agree to commence the preliminary due diligence and related efforts necessary for them to determine whether to underwrite and syndicate their respective Proposed Facilities, which due diligence may include, without limitation, field examinations and appraisals. Whether or not the Proposed Facilities are consummated, Borrower agrees to pay all reasonable out-of-pocket fees and expenses incurred by Bank, BAS and Silver Point in connection with their due diligence, including without limitation the fees and expenses of any professional advisors and/or appraisers engaged to assist with due diligence, and agrees to pay all of the costs and expenses of Bank, BAS and Silver Point described in their respective Term Sheets.

In consideration of Bank's and BAS' issuance of this proposal letter, Borrower shall deliver to Bank, with the executed copy of this proposal letter, a nonrefundable work fee ("Senior Credit Work Fee") of $150,000 and a deposit of $100,000 (the "Initial Senior Credit Deposit"). In addition, Borrower agrees to deliver to Bank from time to time such additional deposits as may be necessary to cover expenses in excess of the Initial Senior Credit Deposit (together with the Initial Senior Credit Deposit, the "Senior Credit Deposit").

Workflow Management, Inc.
March 23, 2004
Page 2

In consideration of Silver Point's issuance of this proposal letter, Borrower shall deliver to Silver Point, with the executed copy of this proposal letter, a nonrefundable work fee ("Term Loan B Work Fee") of $150,000 and a deposit of $100,000_ (the "Initial Term Loan B Deposit"). In addition, Borrower agrees to deliver to Silver Point from time to time such additional deposits as may be necessary to cover expenses in excess of the Initial Term Loan B Deposit (together with the Initial Term Loan B Deposit, the "Term Loan B Deposit").

If the Proposed Facility is consummated, then the Senior Credit Deposit and Initial Term Loan B Deposit (collectively, the "Deposits"), and the Senior Credit Work Fee and Term Loan B Work Fee (collectively, the "Work Fees"), less in each case, all reimbursable expenses, will be applied to closing fees and expenses for the applicable credit facility. If the Proposed Senior Credit Facility is not consummated due to Bank's and BAS' decision not to approve the facility, then the Senior Credit Deposit, less all reimbursable expenses, will be returned by Bank to Borrower. If the Proposed Term Loan B Facility is not consummated due to Silver Point's decision not to approve the facility, then the Term Loan B Deposit, less all reimbursable expenses, will be returned by Silver Point to Borrower. If the Proposed Facilities are not consummated for any other reason whatsoever, then Bank and Silver Point will be entitled to retain all unused portions of their respective Deposits.

Borrower agrees to indemnify and hold harmless Bank, BAS, Silver Point, and each of their affiliates, directors, officers, employees, advisors and agents (each, an "Indemnified Party") from and against (and will reimburse each Indemnified Party for) any and all losses, claims, damages, liabilities, and expenses (including, without limitation, the reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) any matters contemplated by this proposal letter, any related transaction, the Proposed Facilities or any use made or proposed to be made with the proceeds thereof, unless and only to the extent that, as to any Indemnified Party, it shall be determined in a final, non-appealable judgment by a court of competent jurisdiction that such losses, claims, damages, liabilities or expenses resulted primarily from the gross negligence or willful misconduct of such Indemnified Party. Borrower agrees that no Indemnified Party shall have any liability for any indirect or consequential damages in connection with the Proposed Facilities.

In the event that the Proposed Facilities cannot be successfully syndicated under the terms outlined in the Term Sheets, Borrower agrees that Bank, BAS and Silver Point shall be entitled, in consultation with Borrower, to change the pricing, fees, structure, amount and other terms of their respective credit facilities to the extent they determine that such changes are necessary to ensure a successful syndication. The Term Sheets shall be deemed to be amended to reflect such changes and the syndication process shall continue. The agreement in this paragraph shall survive closing of the Proposed Facilities.

Workflow Management, Inc.
March 23, 2004
Page 3

In connection with the Proposed Facilities, Borrower agrees to provide to Bank, BAS and Silver Point, in a reasonably prompt manner and in any event at or before such time as Bank, BAS and Silver Point may deem necessary for a complete and satisfactory review, all such documents, reports, agreements, financial and other information, environmental reports, appraisals and other items as Bank, BAS, Silver Point or any of their counsel may reasonably request with respect to Borrower and its business.

The terms of this proposal letter and the Term Sheets shall be governed by the laws of the State of California and may be modified only pursuant to a writing signed by Bank, BAS, Silver Point and Borrower. The terms of this proposal letter and the Term Sheets are confidential and, except for disclosure on a confidential basis to Borrower's Board of Directors and shareholders, to accountants, attorneys and other professional advisors retained by Borrower in connection with the Proposed Facilities or as may be required by law, may not be disclosed in whole or in part to any other person or entity without our prior written consent.

All of Borrower's reimbursement, indemnification and confidentiality obligations set forth in this proposal letter shall survive the termination of this proposal letter and shall remain in full force and effect regardless of whether Bank, BAS and/or Silver Point obtain necessary internal approvals and agree to lead, underwrite, arrange or syndicate all or any portion of the Proposed Facilities.

If Borrower breaches any of its obligations or agreements set forth in this proposal letter, at Bank's, BAS' or Silver Point's option this proposal letter shall terminate and Borrower shall forfeit any unused portion of the Deposits and any fees paid prior to such termination.

THIS PROPOSAL LETTER AND THE TERM SHEETS ARE NOT A COMMITMENT OF ANY KIND ON BANK'S, BAS' OR SILVER POINT'S PART, AND ARE NOT TO BE CONSTRUED OR RELIED ON BY BORROWER OR ANYONE ELSE AS A COMMITMENT. This proposal is subject to the completion of a field examination and other due diligence, as well as the internal approval of the Proposed Facilities by Bank, BAS and Silver Point (which approvals have not been obtained). The Term Sheets indicate the desire of Bank, BAS and Silver Point to enter into discussions with the Borrower, and outline certain of the terms on which Bank, BAS and Silver Point would consider providing or arranging their respective Proposed Facilities. The Term Sheets are not an undertaking by Bank, BAS, Silver Point or any of their affiliates, but rather form the general basis for the respective financings on which they are prepared to continue their efforts. Any commitment or undertaking will be issued only in writing subject to appropriate documentation, the terms of which are not limited to those set forth herein and in the Term Sheets. This proposal is intended as an outline of certain of the material terms of the Proposed Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in definitive documentation for either facility.

Workflow Management, Inc.
March 23, 2004
Page 4

Bank and BAS, on one hand, and Silver Point, on the other hand, are submitting this proposal for their respective Proposed Facilities only, and do not endorse or assume any responsibility or liability for each other's proposed terms, due diligence, negotiations, agreements, approvals or other actions or undertakings of any kind. Silver Point is not authorized to negotiate any terms of the Senior Credit Facility and is not presenting its proposal in reliance upon any information, representations, statements, understandings or actions of Bank or BAS of any kind. Bank and BAS are not authorized to negotiate any terms of the Term Loan B Facility, and are not presenting their proposal in reliance upon any information, representations, statements, understandings or actions of Silver Point of any kind.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies the party opening an account and/or requesting a loan. This means that we will ask for your company's legal name, address, tax ID number and other information including copies of business licenses or other documents that allow us to identify the legal entity and evidence of your company's existence and good standing. If personal guarantors are requested, we will also ask for the guarantor's legal name, address, social security number and date of birth.

If the foregoing represents your understanding and agreement, please execute and return this proposal letter to us, together with the Deposits and Work Fees, no later than 5:00 p.m. on March 31, 2004, after which time this proposal letter shall expire unless previously accepted.

We look forward to working with you in the weeks ahead.

Very truly yours,

BANK OF AMERICA, N.A.


Sunni L. Farkas
Senior Vice President

BANC OF AMERICA SECURITIES LLC


Janet Z. Jarrett
Principal

SILVER POINT FINANCE, LLC


Greg C. Walker

Workflow Management, Inc.
March 23, 2004
Page 5

Accepted and Agreed to as of
March ___, 2004:

WORKFLOW MANAGEMENT, INC.


By:
    -------------------------------
Title:

                                    EXHIBIT A

                    SUMMARY OF PROPOSED TERMS AND CONDITIONS
                            OF SENIOR CREDIT FACILITY

BORROWER:               Workflow Management, Inc. ("Borrower").

ADMINISTRATIVE
AGENT:                  Bank of America, N.A. ("Bank").

LEAD
ARRANGER AND
BOOK MANAGER:           Banc of America Securities LLC ("BAS").

LENDERS: A syndicate of financial institutions (including Bank) arranged by BAS, which institutions would be acceptable to Borrower and Bank (collectively, the "Senior Lenders").

CREDIT
FACILITY:               A senior credit facility (the "Senior Credit Facility")
                        consisting of (a) a revolving credit facility of up to $100,000,000 (the "Revolving Credit Facility"), including a $20,000,000 sub-limit for letters of credit
                        (letters of credit would be 100% reserved against borrowing availability under the Senior Credit
                        Facility), and (b) a term loan of up to $15,000,000 to be made on the closing date (the "Term Loan A").

PURPOSE: The Senior Credit Facility would be used by Borrower to refinance existing indebtedness, to issue standby or commercial letters of credit, and to finance ongoing working capital needs.

LOAN
AVAILABILITY:           Loans under the Facility may be made and Letters of
                        Credit may be issued on a revolving basis in each case subject to availability and to a Borrowing Base defined as the sum of (A) the working capital borrowing base comprised of (i) up to 85% of Borrower's eligible accounts receivable, and (ii) the lesser of (a) up to 65% on Borrower's eligible inventory, valued at the lower of cost or market, and (b) up to 85% of the orderly liquidation value of inventory net of liquidation expenses, plus (B) the Term Loan A borrowing base comprised of the lesser of (i) the Term Loan A amount and (ii) the sum of (a) up to 65% of the fair market value of Borrower's owned real estate (if applicable), and (b) up to 80% of the orderly liquidation value of Borrower's machinery and equipment net of liquidation expenses, less reserves to be determined.

                        Collateral eligibility and the establishment of reserves against borrowing availability would be determined by the Administrative Agent in its reasonable discretion; provided, however, that the following accounts would in any event be ineligible: (i) accounts outstanding for more than 90 days after the invoice date or 60 days past due date, (ii) intercompany or affiliate accounts, (iii) all accounts owing by an account debtor as to which fifty percent (50%) or more of the accounts owing by such account debtor are otherwise ineligible, (iv) foreign accounts (with the exception of Canadian Accounts) and (v) contra accounts; and, provided further, that the following inventory would in any event be ineligible: (i) parts inventory, (ii) returns, (iii) defective inventory, (iv) off-site inventory for which appropriate lien releases and waivers have not been obtained, (v) consigned inventory, (vi) obsolete inventory, (vii) demo and sample inventory, (viii) quality rejected inventory and (x) packing and shipping materials.

                        Bank would require minimum excess availability at closing to be determined after due diligence review.

LETTERS OF CREDIT:      The Bank, upon Borrower's request, would issue or cause
                        to be issued for Borrower's account standby or documentary letters of credit. The aggregate undrawn face amount of these letters of credit plus outstanding loans would not, at any time, exceed the lesser of the Borrowing Base or Revolving Credit Facility amount. The expiration date of the letters of credit would not extend beyond the expiration date of the Senior Credit
                        Facility. Letters of Credit would be 100% reserved against the borrowing base availability.

COLLATERAL:             All loans, advances and other obligations, liabilities
                        and indebtedness of Borrower to the Senior Lenders would be secured by valid, perfected and enforceable first priority liens upon and security interests in all of Borrower's present and future assets, including all accounts, contract rights, instruments, investment property, real property (if applicable), documents, chattel paper, general intangibles, intellectual property, patents, trademarks, copyrights, trade names, deposit accounts, inventory, machinery and equipment, leasehold interests and the stock of all subsidiaries.
                        All loans would be coterminous, cross-defaulted, cross-collateralized and cross-guaranteed.

MATURITY AND
AMORTIZATION:           The Senior Credit Facility would mature 3 years after
                        the closing date. In the event Borrower terminates the Senior Credit Facility prior to the maturity date, Borrower would pay Senior Lenders an early termination fee of (a) 2% of the Revolving Credit Facility commitment if termination occurs in the first year after closing, (b) 1% of the Revolving Credit Facility commitment if termination occurs in the second year after closing, and (c) 1/2% of the Revolving Credit
                        Facility commitment if termination occurs thereafter.
                        Notwithstanding the foregoing, in the event Borrower refinances the Senior Credit Facility with a credit facility provided by another lending department of Bank, the early termination fee would not apply.

                        The Term Loan A would amortize in quarterly payments on the basis of a level 3 year amortization.

INTEREST, FEES
AND EXPENSES:

                        See Schedule 1 attached hereto.

TERMS AND
CONDITIONS:

                        The financing agreements would contain representations and warranties, covenants, events of default, and other provisions acceptable to Bank and BAS, including the following:

                        1. Financial covenants acceptable to Bank based on Borrower's projections, including but not limited to a fixed charge coverage ratio, and a minimum tangible net worth requirement.

                        2. Borrower's agreement to provide Bank and the Senior Lenders periodic financial and collateral reporting, including annual audited financial statements, monthly and quarterly internally prepared financial statements, annual financial projections, and periodic borrowing base certificates, receivables agings and inventory reports.

                        3. Borrower's agreement to maintain insurance with insurance carriers (acceptable to Bank) against such risks and in such amounts as is customary for similar businesses, naming Bank as mortgagee/loss payee.

                        4. Restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens, affiliate transactions, and capital expenditures.

                        5. Borrower's agreement to cause all proceeds of accounts receivable to be forwarded to a lockbox or, with Bank's consent, deposited in a blocked account. All payments received by Bank on account of receivables or as proceeds of other collateral would be Bank's sole property ("Cash Dominion") and would be credited to Borrower's loan account on the business day following receipt of good funds.

                        6. Borrower's agreement to provide Bank updated appraisals of Borrower's real estate, equipment and inventory at such times as Bank may require.

BANK PRODUCTS:          In order to facilitate the administration of the Senior
                        Credit Facility and Bank's security interest in Borrower's assets, Borrower would agree to maintain Bank as Borrower's principal depository bank, including for the maintenance of operating, administrative, cash management, collection activity and other deposit accounts for the conduct of Borrower's business.

INTEREST RATE
PROTECTION:             Within 30 days after the closing of the Senior Credit
                        Facility and continuing thereafter until the Senior
                        Credit Facility is paid in full and all commitments to lend thereunder are terminated, Borrower would put into place and maintain one or more hedge or similar agreements, on terms acceptable to Bank and BAS, with Bank or another financial institution reasonably acceptable to Bank and BAS, the effect of which would be to place a limit upon the interest rate payable by Borrower with respect to at least 40% of projected loans outstanding from time to time under the Senior Credit
                        Facility.

CONDITIONS
PRECEDENT:              The extension of the aforementioned financing
                        arrangement is subject to the fulfillment of a number of conditions to Bank's and BAS' satisfaction, including, but not limited to, the following:

                        1. Bank's and BAS' completion of its due diligence review, including a satisfactory field examination of Borrower's books, records and collateral.

                        2. All legal documents with respect to the proposed transaction would be prepared by, and acceptable to, Bank and its counsel engaged in conjunction with the proposed Senior Credit Facility.

                        3. No material adverse change, in the opinion of Bank and BAS, in Borrower's assets, liabilities, business, financial condition, business prospects, or results of operations.

                        4. Bank's receipt of such landlord waiver agreements and other third party documents as Bank may require, all in form and substance acceptable to Bank.

                        5. Bank's receipt of a satisfactory appraisal of Borrower's real estate and equipment, together with a satisfactory appraisal of Borrower's inventory.

                        6. Bank's receipt of such environmental reports, surveys, flood zone certifications and title insurance commitments as Bank may require with respect to Borrower's real estate, all in form and substance acceptable to Bank.

                        7. Bank's receipt of such historical financial statements, pro forma financial statements and projections with respect to Borrower, all in form and substance acceptable to Bank.

                        8.    Final approval of the Senior Credit Facility by
                              Bank.

                        9. An infusion of new capital (amount to be determined) that is satisfactory to Bank. At minimum, the Borrower's restructured Balance Sheet should provide adequate capital and liquidity for Borrower's Operations going forward.

                        10. Approval of new credit facilities and restructured debt by Borrower's Board of Directors and required Shareholders.

                        11. The absence of any material disruption of or material adverse change in conditions in the financial, banking or capital markets that Bank and BAS, in their discretion, deem material in connection with the syndication of the Senior Credit Facility.

CLEAR MARKET
PROVISION:              From the date of acceptance of the commitment until
                        Closing, there would be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Borrower. Borrower will immediately advise Bank and BAS if any such transaction is contemplated.

                                   SCHEDULE 1
                           INTEREST, FEES AND EXPENSES

ARRANGEMENT
FEE: Borrower would pay a fee equal to 25 basis points on the entire amount of the Senior Credit Facility.

CLOSING FEE:            At Closing, Borrower would pay a closing fee to each of
                        the Senior Lenders (including Bank), such fee to be in a mutually agreeable amount, calculated based on each Senior Lender's commitment and payable on each Senior
                        Lender's final allocation of the Senior Credit Facility.
                        Such fee is currently estimated to average 50 basis points to 75 basis points. In no case would the closing fee payable to Bank be less than the highest closing fee payable to any other Senior Lender.

UNUSED LINE
FEE: A 37.5 basis points per annum (calculated on the basis of actual number of days elapsed in a year of 360 days) unused line fee calculated on the unused portion of the Revolving Credit Facility would be payable monthly in arrears.

INTEREST RATES:         The Senior Credit Facility would bear interest at a rate
                        equal to LIBOR plus the Applicable Margin or the base rate in effect plus the Applicable Margin. The
                        Applicable Margin in each case would be three percent
                        (3.00%) over LIBOR and one percent (1.00%) over the Base
                        Rate for the first six months post-closing. Thereafter, the Applicable Margin would be adjusted quarterly based on a performance pricing grid to be determined. Letter of Credit Fees will be equal to the Applicable Margin attributed to LIBOR loans in effect at any given point in time.

                        LIBOR would be defined in accordance with Bank's customary practices. Base Rate would mean Bank's prime rate, which is not necessarily the lowest rate at which Bank makes loans.

                        LIBOR loans would be subject to customary provisions, including applicable reserve requirements, limits on the number of outstanding LIBOR loans, and minimum dollar amounts of each LIBOR loan.

                        All interest would be calculated on the basis of actual number of days elapsed in a year of 360 days. If an event of default exists, all loans and other obligations would bear interest at a rate 200 basis points in excess of the otherwise applicable rate.

EXPENSES:               Borrower will pay (a) all reasonable out-of-pocket costs
                        and expenses (including legal fees of Bank's counsel) of Bank and BAS associated with the Senior Credit Facility, including costs and expenses of (i) Bank's and BAS' due diligence, including field examinations, appraisals and environmental audits, and (ii) preparing, administering, syndicating and enforcing all documents executed in connection with the Senior Credit Facility, plus (b) a $850 per day per field examiner charge, in addition to all out-of-pocket expenses for field examinations.
                        Borrower will remain obligated for all such amounts whether or not the Senior Credit Facility is consummated.

                                    Exhibit B
                    Summary of Proposed Terms and Conditions
                         Senior Secured Credit Facility

Borrower:                   Workflow Management, Inc. (the "Company") and each
                            of its wholly-owned subsidiaries

Administrative Agent:       Silver Point Finance, LLC

Guarantors:                 Each subsidiary of Workflow Management, Inc. not a
                            Borrower, as required by the Lenders (together with the Borrower, each a "Company" and collectively, the "Companies").

Lenders: Silver Point Finance, LLC (by itself, or together with one or more of its affiliates, hereinafter referred to as "Silver Point")

Term Loans:                 On the closing date, Lender's would provide Borrower
                            term loan (the "Term Loan") in amounts equal to:

                            Term Loan B: In amount equal to $60,000,000
                            ("Maximum Credit Amount"), plus the difference, if any, between the availability calculated under Term Loan A and $15,000,000. The sum of the Revolving Loan, Term Loan A and Term Loan B will be limited to four and one-tenth times (4.10x) trailing twelve month adjusted EBITDA.

Interest Rates:             Amounts outstanding under the Term Loan B would bear
                            interest at the Borrower's option at (a) Base Rate plus six and one quarter percent (6.25%) or (b)
                            LIBOR Rate plus eight and three quarters percent
                            (8.75%).

                            All interest would be calculated based upon a year of 360 days for actual days elapsed. All interest would accrue from the closing date and would be payable monthly in arrears in cash.

                            The Base Rate refers to the rate of interest announced within the Wall Street Journal as its "prime rate". The LIBOR Rate means the rate per annum, determined by Lender in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by Lender. The Base Rate would be subject to a four and one half percent floor (4.5%) and the LIBOR rate would be subject to a two percent (2.00%) floor.

Commitment Fee:             A commitment fee in an amount equal to one and one
                            half percent (1.50%) of the Maximum Credit Amount would be due and payable upon commitment.

Closing Fee:                A fee in an amount equal to two percent (2.00%) on
                            the Maximum Credit Amount would be earned at the closing of the facility.

Collateral Management Fee:  A fee of $150,000 per annum earned at the close, payable monthly.

Expenses:                   Borrower would agree to reimburse Lender for all of
                            Lender's out-of-pocket costs and expenses relating to this financing transaction, including, but not limited to, search fees, filing and recording fees, attorneys' fees and expenses, and financial examination and collateral appraisal fees and expenses (collectively, "Expenses"). Without limiting the foregoing, Borrower would be required to pay (a) a fee of $850 per day, per analyst, plus out-of-pocket expenses, for each financial audit of Borrower performed by personnel employed by Lender, and for the establishment of electronic collateral reporting systems performed by personnel employed by Lender, and (b) the actual charges paid or incurred by Lender if it elects to employ the services of one or more third parties to perform financial audits of Borrower, establish electronic collateral reporting of Borrower, to appraise Borrower's collateral, or to assess Borrower's business valuation.

Use of Proceeds:            The Borrower would be required to use the proceeds
                            of this credit facility and the Bank of America credit facility in the amount of $115,000,000 plus
                            $30,000,000 of new cash equity from the issuance of common stock to repay the Fleet Capital Credit
                            Facility in an approximate amount of $150,000,000.

Term:                       Thirty six months from close ("Maturity Date").

Amortization:               Term Loan A and B:

                            Year one: $2,500,000 per quarter

                            Year two: $3,000,000 per quarter

                            Year three: $3,500,000 per quarter

                            Payments to be applied to Term A first until paid in full and then applied to Term Loan B.

                            Plus a 45% excess cash-flow sweep.

Call Premium:               If the Facility is prepaid in whole or in part at
                            any time prior to the Maturity Date, such prepayment shall include a premium of 6% during the first year of the Facility, a premium of 4% during the second year of the Facility, and a premium of 3% during the third year of the Facility.

Financial Covenants:        Among the covenants to be negotiated the Borrower
                            would be required, but not limited to, maintaining minimum levels of EBITDA and would be subject to a limitation on annual capital expenditures. The levels for each of the foregoing would be based upon a discount of Borrower's projected operating performance.

                            In addition the Borrower would be required to maintain a minimum availability at all time in an amount not less then $5.0 million.

Terms and Conditions:       Same as those set forth in Exhibit A

Financial Reporting:        Customary for Lender's loans of this type.

Conditions Precedent
to Closing:                 Customary for Lender's loans of this type and those
                            additional deemed appropriate by Lenders for this transaction, including the following:

                            a) Completion of Lender's business, legal, and collateral due diligence, including but not limited to, a collateral audit and review of Borrower's books and records, the results of which are satisfactory to Lender,

                            b) Lender's review of Borrower's material agreements,

                            c) UCC, tax lien, and litigation searches, the results of which are satisfactory to Lender,

                            d) customary individual background checks, the results of which are satisfactory to Lender,

                            e) review of Borrower's business plan, the results of which are satisfactory to Lender,

                            f) minimum availability under the Facility plus unrestricted cash and cash equivalents of Borrower at closing, after giving effect to the initial use of proceeds, of not less than $15,000,000,

                            g) legal documentation including credit agreement, security agreements, control agreements, landlord waivers, pledge agreements, intercreditor agreements, subordination agreements, bailee agreements, and financing statements to be satisfactory to Agent.

                            h) where appropriate the receipt of (i) mortgage title insurance policies (or marked commitments to issue the same) for the real property collateral issued by a title insurance company satisfactory to Lender in form and substance and in amounts satisfactory to Agent assuring Agent that its liens on such real property collateral are valid and enforceable first priority mortgage liens on such real property collateral free and clear of all defects and encumbrances except agreed upon permitted liens,

                            i) where appropriate receipt of a phase-1 environmental report and a real estate survey with respect to each parcel composing the real property collateral; the environmental consultants and surveyors retained for such reports or surveys, the scope of the reports or surveys, and the results thereof would need to be acceptable to Lender.

                            j) Lender's satisfactory receipt and review of the Borrower's twelve month cash flow.

                            k) Lender's receipt of final credit approval for the financing for the transaction.

                            l) Establishment of a cash management system acceptable to Agent and Lenders.

                            m) Net proceeds from the issuance of common stock in an amount not less then $30,000,000 on terms and conditions acceptable to the Lender.

                            n) Closing of the proposed Bank of America
                            Commercial Finance facility in the amount of $115,000,000 on terms and conditions acceptable to the Lender.

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Scheduled Closing Date:     Closing Date to occur on or before April 30, 2004.